Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FIREDISC, INC.
2717 Commercial Center Blvd #D110
Katy, TX 77494
https://www.firediscookers.com/

Up to $1,234,997.46 in Common Stock at $3.66
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FIREDISC, INC.
Address: 2717 Commercial Center Blvd #D110, Katy, TX 77494
State of Incorporation: DE
Date Incorporated: October 06, 2022

Terms:

Equity

Offering Minimum: $9,999.12 | 2,732 shares of Common Stock
Offering Maximum: $1,234,997.46 | 337,431 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.66
Minimum Investment Amount (per investor): $248.88

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Perks/Bonuses

Time-Based:

Friends and Family Early Birds

Invest $250.00 within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250.00 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $250.00 within the first two weeks and receive an 10% bonus shares

Amount-Based:

$250+ | TIER 1

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

$500+ | TIER 2

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Seasoning

1-Accessory

10% off FIREDISC products for 1 year

$1,000+ | TIER 3

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 2 Pack

1-Accessory

15% off FIREDISC products for 1 year

$5,000+ | TIER 4

5% Bonus Shares

1-Exclusive FIREDISC Hat

1-ExclusiveFIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 2 Pack

1-Accessory Bundle 2 Pack

20% off FIREDISC products for 1 year

$10,000+ | TIER 5

10% Bonus Shares

1-Exclusive FIREDISC Hat

1-ExclusiveFIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 3 Pack

1-e-Recipe Cookbook

1-FIREDISC Cooker

25% off FIREDISC products for 1 year

$20,000+ | TIER 6

15% Bonus Shares

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 4 Pack

1-e-Recipe Cookbook

1-FIREDISC Cooker

25% off FIREDISC products for 1 year

1-FIREDISC COUNTRY MUSIC PACKAGE TIER 5 - Exclusive All Expenses Paid 1 Night Trip for 2 to see Claudia Hoyser Perform and a backstage Pass.

$50,000+ | Tier 7

20% Bonus Shares

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 5 Pack

1-e-Recipe Cookbook

1-FIREDISC COOKER

25% off FIREDISC products for 1 year

1-FIREDISC OWNERS FISHING PACKAGE TIER 7 - Exclusive All Expenses Paid 2 Night Fishing Trip for 2 with Legendary Captain C.A. Richardson and the FIREDISC founders at the Cajun Fishing Adventures in Venice, LA.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FIREDISC, INC. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.66 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $366. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

The Company and its Business

Company Overview

FIREDISC, INC. ("FIREDISC" or the "Company") is headquartered in Houston, Texas, and is a national product designer, manufacturer, distributor, and retailer of innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC offers products that make cooking outside accessible, easy and fun for everyone – because we believe time with friends and family is more valuable than ever.

Built to haul and "cook it all", FIREDISC Cookers can cook almost anything you throw at them and be taken anywhere you dream up. Whether it is a quick meal at home in the backyard or a weekend gathering on the go, FIREDISC makes good food great. To match the high quality of products delivered, the Texas-based, family-owned team also consistently strives to deliver an exceptional customer experience. As a result, since launching in 2017, the FIREDISC team has built a powerful following of brand loyalists throughout the nation – ranging from well-known outdoor enthusiasts to individuals who simply value products of superb quality, durability, and versatility.

Now and in the years to come, FIREDISC is focused on a persistent path to design superior products for people who love living life outdoors. Fire it Up and Gather 'Round.

Growth Initiatives

1.) Direct To Consumer: FIREDISC is focused on selling new products in the coming years directly to the extensive community of loyal FIREDISC® community followers.

Our DTC initiatives have led to a compounded annual revenue growth rate of 115% in our DTC business.

2.) Omni -Channel: We are focused on DTC but have an omnichannel network of dealers across the U.S. This channel is comprised of wholesale brick-and-mortar retailers which is made up of 500+ retailers across 44 states. Many of these are retailers that pull through the Co-Op warehouse network we have built which includes Ace Hardware, True Value, Orgill, and many of our small, independent dealers across the country. We are beginning to work with leading global, regional, and large multi-national retailers such as Dunham's Sports, Lowes.com, BBQ Guys, Amazon, GovX, and AFEES. Independent and Specialty retailers also comprise an important part of our omnichannel mix by serving consumers who seek more education on FIREDISC products, however, the DTC channel is where we are most competitive and where we can not only scale more quickly but offer a higher value of service by owning our customer base.

3.) Our e-commerce channel is made up of the FIREDISC online platform that allows us to grow our customer base, offer innovative cooking products directly to customers, and capture today's ever-changing customer shopping experience.

4.) Product Growth: The FIREDISC brand and extensive product pipeline give the company the unique ability to expand our brand of cooking products in the backyard, as well as service "outside the backyard" opportunities including kitchen, camping, and outdoors.

5.) Export Our Brand Globally: We estimate that North America accounts for roughly half of the worldwide outdoor cooking market. To expand globally, we plan to export our DTC distribution strategy and brand awareness playbook to key markets that have a culture of outdoor cooking but have only experienced traditional gas and charcoal grills. We know multi-national brands have proven effective outside the U.S, and we believe we are positioned to do the same, especially with the diversity of cooking applications that the FIREDISC line of products can offer different cultures and styles of cooking across the globe.

Corporate History

In 2010, Texas Custom Grills, LLC ("TCG", a Texas Company) was formed as the first few prototypes of FIREDISCs were being fabricated and sold as a part-time business. As demand grew, the part-time business developed into a full-time business and in 2017 Texas Custom Grills, LLC adopted the brand FIREDISC Cookers and filed that assumed name as a d/b/a. In 2022, FIREDISC, Inc. (A Delaware Corporation) was formed. Texas Custom Grills, LLC d/b/a FIREDISC Cookers executed an asset transfer agreement to transfer all assets and liabilities to FIREDISC, Inc. to take over operations and facilitate capital growth.

Related Business Entities

FIREDISC, Inc. (a Delaware Corporation) was formed in 2022 and entered into an asset transfer agreement with Texas Custom Grills, LLC d/b/a FIREDISC Cookers ("TCG", a Texas Company) in the same year. Texas Custom Grills, LLC d/b/a FIREDISC Cookers is a Domestic LLC filed in Texas and includes the following holders of outstanding membership units:

-Attack It Investments, LLC
-3CHA Oil & Gas, LLC
-Stephen Dunn, Individual
-Brandon Advertising, Inc.
-Western Run Partners, LLC

Overlapping management also exists between TCG and FIREDISC, Inc. as certain managers of TCG are also Directors of FIREDISC, Inc. those persons are as follows:

-Hunter Jaggard: TCG manager and FIREDISC, Inc. Director & CEO
-Griff Jaggard: TCG manager and FIREDISC, Inc. Director & President
-Stephen Dunn: TCG manager and FIREDISC, Inc. Director & COO/CFO/Secretary
-Steve Jaggard: TCG manager and FIREDISC, Inc. Director

Competitors and Industry

Industry

TOTAL ADDRESSABLE MARKET:

Market Size: $11.2 Billion

Today, we estimate that 75% of U.S. households own a grill or smoker and combined with outdoor recreation (Camping & Hunting market) this represents a total addressable market of approximately 75 million households in the United States.

(https://www.forbes.com/sites/larryolmsted/2016/04/28/the-united-states-of-barbecue-americas-love-affair-with-backyard-cooking/?sh=57739ce85a1d)

The gas segment accounted for the largest BBQ market share and generated a revenue of $2.67 Billion in 2021.

(https://www.grandviewresearch.com/industry-analysis/barbeque-grill-market)

With approximately 41,322 FIREDISC's sold in the United States from 2017 to 2021, we estimate that our U.S. household penetration is less than 1% of this total addressable market. As a result, we believe the potential market opportunity is exponential (in the US and Abroad with the FIREDISC style of cooking). We are confident that our competitive advantage (portability, versatility, and ease of use combined with our unique cooking style will allow us to service immediate market opportunities beyond what we are currently servicing with the expansion of our brand and product line. **Not currently reflected in this TAM number is the addition of the RV, Fishing, Boating & Marine, and Tailgating markets

The size of the global barbeque-grill market was valued at USD 5.2 billion in 2020. It is projected to grow by an additional $1.56 billion during 2021-2025 and is anticipated to register a CAGR of 5.08% during the forecast period.

(https://www.reportbuyer.com/product/6192487/global-barbeque-grill-market.html)

The rising trend of outdoor activities along with people cooking at home during the pandemic in 2020 have contributed greatly to positive market growth. In 2020, there was a rise in consumer participation of outdoor activities such as hiking, camping, running, and cycling due to lockdowns. In the Spring and Summer of 2020, Americans embraced new outdoor activities in significant numbers It is projected to continue as 43% of Americans are to increase participation in outdoor activities after the pandemic is over.

(https://outdoorindustry.org/resource/2021-outdoor-participation-trends-report/)

Many consumers said that outdoor cooking was one of their new or now frequent outdoor activities. The increase in Americans cooking activities at home in 2020 has also been a result of the pandemic. 54% of consumers stated they were cooking more often with more than 50% of those consumers reporting they plan to continue cooking in the future. The younger generation has also gained an appreciation for cooking as 43% of Gen Z respondents stated they intend to cook more after the pandemic is over.

(https://www.prnewswire.com/news-releases/america-keeps-on-cooking-301208005.html)

The significant increase in consumers cooking at home along with the desire to do more outside activities has positively impacted the barbeque-grill market.

Competitors

The FIREDISC brand of products and future product pipeline offers the consumer products market an entirely new way of cooking. Thus, the Company is opening up a new category of cooking equipment that is complementary (not competitive) to other large-scale categories of the companies and brands.

WEBER:

Weber, Inc. is a manufacturer and seller of charcoal, gas, and electric outdoor grills with related accessories. In 2021, Weber's net sales increased 30%, to $1.98 billion, from $1.53 billion in the prior year.

(https://www.businesswire.com/news/home/20211208005561/en/Weber-Inc.-Reports-Fiscal-2021-Full-Year-and-Fourth-Quarter-Results)

TRAEGER:

Traeger, Inc. is the creator and category leader of their wood pellet grill and accessories, selling through retail and direct-to-consumer channels. In 2021, they reported a total revenue increase of 43.9% to $785.5 million over 2020 results.

(https://www.businesswire.com/news/home/20220323005842/en/Traeger-Announces-Fourth-Quarter-and-Full-Year-2021-Results-Provides-Guidance-For-2022)

SOLO BRANDS:

Solo Brands, Inc. is a direct-to-consumer platform owning multiple lifestyle brands and products. Specifically relevant to the Company's industry is their Solo Stove, sold through wholesale and retail channels. In 2021, Solo Brands reported net sales of $403.7 million, up $270.3 million or 202.6% from 2020.

(https://www.businesswire.com/news/home/20220329005324/en/Solo-Brands-Announces-Fourth-Quarter-and-Fiscal-Year-2021-Results-Provides-Fiscal-Year-2022-Outlook)

Current Stage and Roadmap

Current Stage

We are currently in-market with our product or service and have launched 3 new products this year with brand new direct-to-consumer bundles, including:

FIREDISC DTC BUNDLES: *(https://www.firediscookers.com/bundles/)*

ULTIMATE FLAT TOP LID: *(https://www.firediscookers.com/product/ultimate-flat-top-lid/)*

ULTIMATE STEAMING GRATE: *(https://www.firediscookers.com/product/ultimate-steaming-grate/)*

ULTIMATE FORKING TOOL: *(https://www.firediscookers.com/product/ultimate-forking-tool/)*

NEW WAGYU BEEF DIRECT TO CONSUMER AVAILABILITY:*(https://www.firediscookers.com/product/original-wagyu-gift-bundle/)*

As a result of our unique product offerings and initial successes, FIREDISC® was named 1 of the 4 Best Camping Stoves by the New York Times!

(https://www.nytimes.com/wirecutter/reviews/best-picnic-table-camp-stove/)

Roadmap

FIREDISC® maintains a consistent product strategy and product growth pipeline. The company has a track record of not rushing products to market but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.

In 2022-2025, FIREDISC® plans to release 9 core products and 11 accessories.

The founders have developed a product roadmap through customer engagement, market research, and creative innovation through their experience with this consumer product category.

Products we have in development:

Future product categories envisioned and in development include Cookers, Griddles, Cookware, Carbon Steel Cookware, Cooke ware, Firepits, Turkey Fryers, Crawfish Cookers, and accessories such as Seasonings, Sauces, and Cooking Oils; Emblems and Stickers; Gear and Gifts; and Branded Apparel.

The Team

Officers and Directors

Name: Hunter R. Jaggard

Hunter R. Jaggard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: October, 2022 - Present
  Responsibilities: Responsible for making major corporate decisions, managing the overall operations and resources of the company, and ensuring the directives and goals of the board of directors are executed through corporate operations. Current salary of $141,750 while working 40 hours per week

- **Position:** Board Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages and directs the overall business of the Company

Other business experience in the past three years:

- **Employer:** Texas Custom Grills, LLC
  Title: CEO and Co-Founder
  Dates of Service: August, 2010 - October, 2022
  Responsibilities: Managing overall operations and business decisions of the company.

Name: Griffin T. Jaggard

Griffin T. Jaggard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Co-Founder
  Dates of Service: October, 2022 - Present

Responsibilities: Responsible for general supervision, direction, and control of the day-to-day business and affairs of the corporation, and assists in the direction and control of the board of directors. Current salary of $141,750 while working 40 hours per week.

- **Position:** Board Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages and directs the overall business of the Company

Other business experience in the past three years:

- **Employer:** Texas Custom Grills, LLC
  Title: President, Marketing Director and Co-Founder
  Dates of Service: August, 2010 - October, 2022
  Responsibilities: 40 Hours per week as the President and Co-Founder and Marketing Director

Name: Stephen Dunn

Stephen Dunn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: October, 2022 - Present
  Responsibilities: Responsible for the day-to-day operations of the Company and for assisting the CEO. Current salary of $72,900 while working 40 Hours per week as the COO and CFO.

- **Position:** CFO & Corporate Secretary
  Dates of Service: October, 2022 - Present
  Responsibilities: Responsible for the general financial affairs of the Company and keeping accurate books of account along with accurate minutes of board meetings.

- **Position:** Board Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages and directs the overall business of the Company

Other business experience in the past three years:

- **Employer:** Texas Custom Grills, LLC
  Title: COO-CFO
  Dates of Service: June, 2016 - October, 2022
  Responsibilities: 40 Hours per week as the COO-CFO

Name: Stephen H. Jaggard

Stephen H. Jaggard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages and directs the overall business of the Company, spending about 10 hours per week.

Other business experience in the past three years:

- **Employer:** Texas Custom Grills, LLC
  Title: Director
  Dates of Service: June, 2016 - October, 2022
  Responsibilities: Managing and directing the business affairs of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that ,we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be be acquired by an existing player in the Companies space. However, We make no representations or warranties whatsoever that any investor will, or is likely to, achieve profits or that they will not result in a full loss or losses. All investors are advised to fully understand all risks associated with any kind of investing they choose to do.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may hinder the Company's future growth and value. If the Company manages to raise only the minimum amount of funds, sought, it may possibly be required to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate that we will use a portion of the capital raised to help secure additional credit (i.e. Lines of Credit) in order to support our working capital requirements as we grow. This will help minimize any possible dilutions and is an efficient way to provide "positive leverage" for future growth. Even with the current lending environment we feel this is still a viable option to get more out the raised capital. In full disclosure, issuing more equity may be required and would involve bringing on additional

investors. Securing these additional investors could possibly require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors and you would have "a smaller piece of a bigger pie". Since we are not a true startup and have current revenue, the unavailability of credit although a small issue could in the short term effect performance which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
We have been a fully operational Company since 2017 (as Texas Custom Grills LLC dba FIREDISC Cookers until 2022) with increasing revenues and increasing brand awareness throughout the nation. Our past success was substantially dependent upon the discretion and judgment of our management team as well as the oversight of the Board of Directors with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on historical results from our sales and operations since 2017 under a prior business name along with management's best estimate of the probable future results of our operations. Any projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
All of our current products shown on our Company website (www.firediscccookers.com) are currently in production and have been selling since 2017 under a prior business name. As part of our growth plan, we have a wide depth of future products in the prototype and or design stage. While we anticipate almost all of them will be introduced as part of our growth plan there may be from time to time some products that will not be released or will be discontinued depending on the result of unanticipated technological hurdles, difficulties in manufacturing, changes to the design, regulatory hurdles, demand, or upon the Company’s making a determination

that the product, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
The Company has been fully operational under a prior business name since 2017, is a revenue-producing entity, and has a strong history of success since 2017. The management team has not changed since that time and does not anticipate any changes, however, you are trusting in management discretion as well as the oversight of a Board of Directors. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We have been competing in the BBQ market space since 2017 under a prior business name with proven growth. We will continue to compete with larger, established companies who currently have products on the market and/or various respective

product development programs but anticipate we can become a disruptor in the market as we develop the brand and release new products. Most of the larger competitors have better financial means and marketing/sales and human resources than us, however we have shown that we can compete being primarily a DTC (eCommerce) Company provided that we have the adequate financial resources for bringing new products to market faster and brand development through advertising. There can be no assurance that competitors products developed will be preferred to any existing or newly developed products we manufacture. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FIREDISC, INC. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FIREDISC, INC. could harm our reputation and materially negatively impact our financial condition and business.

General Risk Statement
We anticipate needing access to credit in order to support our working capital requirements as we grow. Current market conditions can make for a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition ofn1ore investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our inventory and licensed intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Texas Custom Grills LLC (63.74% owned by Attack It Investments LLC, principally owned & managed by Griff Jaggard, Hunter Jaggard, and Steve Jaggard; 23.46% owned by 3CHA Oil & Gas LLC, 100% owned & managed by Layne Talbot)	5,394,633	Common Stock	77.53%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 337,431 of Common Stock.

Common Stock

The amount of security authorized is 9,000,000 with a total of 6,958,007 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units (Transferred by Texas Custom Grills, LLC dba FireDisc Cookers)
  Type of security sold: Equity
  Final amount sold: $9,484,063.00
  Number of Securities Sold: 1,778,633
  Use of proceeds: A/P, Inventory, Marketing, Advertising and Working Capital
  Date: September 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units (Transferred by Texas Custom Grills, LLC dba FireDisc Cookers)
  Type of security sold: Equity
  Final amount sold: $62,000.00
  Number of Securities Sold: 874,000
  Use of proceeds: Seed Investment
  Date: January 01, 2013
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units (Transferred by Texas Custom Grills, LLC dba FireDisc Cookers)
  Type of security sold: Equity
  Final amount sold: $139,000.00
  Number of Securities Sold: 2,248,000
  Use of proceeds: Initial Founders Investment
  Date: August 23, 2010
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units (Conversion of loan to shares by Attack It Investments, LLC)
  Type of security sold: Equity
  Final amount sold: $1,042,476.00
  Number of Securities Sold: 1,042,476
  Use of proceeds: Operating capital
  Date: October 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units (Conversion of loan to shares by Stephen Dunn- Individual)
  Type of security sold: Equity
  Final amount sold: $521,885.00
  Number of Securities Sold: 521,885
  Use of proceeds: Operating Captial

Date: October 13, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021:

Revenue

Revenue for fiscal year 2020 was $3,590,575 compared to $4,056,078 in fiscal year 2021.

Increase due to increased DTC sales and new product introductions

Cost of sales

Cost of Sales for fiscal year 2020 was $1,612,648 compared to $1,692,220 in fiscal year 2021.

An increase in ocean freight due to the effects of COVID at the US ports caused inbound freight to rise as well as an increase in Tariffs.

Gross margins

Gross margins for fiscal year 2020 were $1,977,927 (55%) compared to $2,363,858 (58%) in fiscal year 2021.

Increase due to an overall increase in DTC sales vs 2020 which has higher margins. We also sold more high-margin new accessories in 2021 DTC.

Expenses

Expenses for fiscal year 2020 were $3,837,301 compared to $3,875,033 in fiscal year

2021.

No material changes in operating expenses year over year.

Historical results and cash flows:

The Company is not considered a startup as the building blocks have been in place and are fully operational. We consider the Company to be an Execution Play where growth and revenue generation is ongoing and has been for many years. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because all revenue generated went back into the Company to fund growth for Infrastructure, Inventory, New Product Development, Digital Marketing, and Advertising. Past cash was primarily generated through sales and internal partner loans and capital. Our goal is to become cash flow positive within 18-24 months.

The historical cash outlays allowed the Company to build its technology Infrastructure for a "Plug & Play" platform that we believe will allow increased growth with only minimal maintenance-type operational expenses. Infrastructure expenses included the NetSuite ERP system, Woo Commerce (WP Engine) Website platform, EDI Integration, and 3PL Integrations with our Website, Amazon, and other Marketplace revenue sources. These integrations all allow a seamless order flow from our customers to our 3PL and back to our customers 24 hours a day.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of Accounts Receivables of $55,163, $132,756 cash on hand, and $1,047,886 retail value of inventory on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations as it will allow us to fund and execute our continued growth plan by purchasing replenishment inventory and introducing new products to current and new customers so as to expand the brand across various demographics. The funds will also be used to advertise and market those products through our digital marketing network (Facebook, Google, TikTok, Instagram, etc...) as well as expand our national reach through TV, Radio, and Streaming platform ads.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are not a startup but a fully operational Company with consistent revenue and sales across the nation since 2017. Should our sales and expenses maintain the historical averages as shown in the 2020-2021 accounting reviewed financials, it is anticipated that we could possibly operate the company for 12 months should the minimum of $10,000 be raised.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate the Company will be able to operate for 41 months should the maximum be raised. This is based on the monthly net burn rate for the period Jan-Aug 2022 of $122,000 for expenses related to all G&A Operating Expenses including, rents, interest, salaries, logistics, sales fees, marketing, and advertising. We are not a startup but a fully operational Company with consistent revenue and sales across the nation since 2017 so it is our opinion that the Company will be self-sustaining well before the aforementioned timeframe.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated establishing a Line of Credit once the Start Engine raise is complete in order to produce positive leverage from the amount raised.

Indebtedness

- **Creditor:** SBA EIDL Loan
  Amount Owed: $200,000.00
  Interest Rate: 3.75%
  Maturity Date: March 12, 2051
  On February 25, 2022, the SBA authorized the loan modification to Texas Custom Grills LLC in the amount of $200,000. The balance of principal and interest will be payable thirty years from the date of the Original Note (March 12, 2051). Interest will accrue at the rate of 3.75% per annum.

- **Creditor:** Attack It Investments LLC
  Amount Owed: $500,000.00
  Interest Rate: 8.75%
  Maturity Date: April 30, 2023
  This is a partner loan to the Company. This note is convertible at lenders option.

- **Creditor:** American Express Capital Terms
  Amount Owed: $180,617.00
  Interest Rate: 3.0%
  Maturity Date: June 29, 2022
  On March 31, 2022, the Company entered into loan agreement with American Express Capital Terms, in the amount of $175,000. 3% fee for the use of the funds.

- **Creditor:** Amazon
  Amount Owed: $47,568.00
  Interest Rate: 10.99%
  Maturity Date: March 24, 2023
  On May 24, 2022, the Company entered into loan agreement with Amazon, in the amount of $56,000, and set a maturity date of May 24, 2023. Payments are made from the Amazon sales proceeds.

- **Creditor:** PayPal
  Amount Owed: $48,986.42
  Interest Rate: 0.0%
  Maturity Date: September 01, 2023
  Loan Fee: $7,755.00. On June 22, 2022, the Company entered into loan agreement with PayPal, in the amount of $110,000 and maturity date to be determined. $11,775 Minimum due each 90-day period.

- **Creditor:** Square Up
  Amount Owed: $22,716.00
  Interest Rate: 13.0%
  Maturity Date: February 24, 2024
  On August 17, 2022, the Company entered into loan agreement with Square Up in the amount of $23,000 and set a maturity date of February 24, 2024. 60-day min payment of $1,447.11 is paid from sales

- **Creditor:** Attack It Investments LLC
  Amount Owed: $100,000.00
  Interest Rate: 8.75%
  Maturity Date: April 30, 2023
  This is a partner loan to the Company. This note is convertible at lenders option.

Related Party Transactions

- **Name of Entity:** Attack It Investments LLC
  Names of 20% owners: Steve Jaggard, Hunter Jaggard, Griff Jaggard
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: On December 1, 2021, the Company issued the promissory note to Attack It Investments LLC (successor in interest via Assignment from Stephen Jaggard), in the amount of $500,000, with an interest rate of 6% per annum, and a maturity date set on March 31, 2022. This note is convertible at lenders option.

- **Name of Entity:** Western Run Partners LLC and Brandon Advertising Inc.,
  Names of 20% owners: N/A
  Relationship to Company: Promoter
  Nature / amount of interest in the transaction: Advertising Services
  Material Terms: On March 9, 2022, the Company entered into Unit Agreements with Western Run Partners LLC and Brandon Advertising Inc., where Western Run Partners LLC shall provide the Company with the Services (as defined in the Consulting Agreement) in exchange for 189,000 units of the Company, and Brendon Advertising Inc. has already provided certain advertising services in exchange for 189,000 units of the Company. Both agreements are effective as of December 31, 2021.

- **Name of Entity:** Attack It Investments LLC
  Names of 20% owners: Steve Jaggard, Hunter Jaggard, Griff Jaggard
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: On Oct 18,2022, the Company issued the promissory note to Attack It Investments LLC in the amount of $100,000, with an interest rate of 8.75% per annum, and a maturity date set on April 30, 2023, This note is convertible at lenders option.

Valuation

Pre-Money Valuation: $25,500,000.00

Valuation Details:

FIREDISC's valuation has been determined based on market traction and our revenue growth rate since inception while taking into account the Company's future growth potential. We believe this valuation is consistent with similar consumer products companies in the cooking / grilling / RV and outdoor space. The Company has been successful in defining a unique niche with valuable intellectual property currently being attained within its current and future product offerings, both of which provide opportunities with extensive room for growth within the estimated $11.2 billion total addressable market space in which the Company currently operates.

(https://www.forbes.com/sites/larryolmsted/2016/04/28/the-united-states-of-barbecue-americas-love-affair-with-backyard-cooking/?sh=539276255a1d)

Value of Company Assets

We have obtained 13 patents for current and future products which will give us over 15 years of exclusivity on these products. Some competitors within the industry generally are not as aggressive as we are in pursuing patents, but we feel very strongly that patents add immense value, especially for disruptive companies like ours.

Sweat Equity & Cost to Reproduce

The Company has taken into consideration the millions of capital dollars already invested in the technology and infrastructure of the Company. This firm initial investment of the founders' money and effort should allow for growth without major reinvestments in technology or infrastructure.

Examples of such investment and business development include:

-NetSuite ERP/accounting system which is fully integrated with our website and Amazon Seller site for seamless customer ordering, payment, and fulfillment across the nation.

-Development of a new Woo Commerce/Word Press website platform which includes multiple custom integrations with Google, Bolt, Paypal, Amazon Pay, TikTok, etc... to provide the most optimum and convenient customer online shopping experience.

-Customer service platform which allows for excellent customer experience (NPS Score of 91).

-Development of the FIREDISC brand and community as witnessed by 25,000+ SMS subscribers, 300,000+ email subscribers, and 145,000+ followers on Facebook, Instagram, and its YouTube Channel.

Fully-Diluted Share Calculation

The Company currently has 6,958,007 shares outstanding, calculated on a fully-diluted basis. Multiplying this amount by the price per share of $3.66 produces a pre-money valuation of 25,500,000.00

Conclusion

Based on the above, we believe that the Company's pre-money valuation of $25,500,000.00 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,997.46, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Digital Marketing

- *Working Capital*
  25.0%
  G & A

- *Inventory*
  44.5%
  Inventory

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.firedisccookers.com/ (https://www.firedisccookers.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/firedisccookers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FIREDISC, INC.

[See attached]

TEXAS CUSTOM GRILLS, LLC, DBA FIREDISC COOKERS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Texas Custom Grills, LLC, dba FireDisc Cookers
Houston, Texas

We have reviewed the accompanying financial statements of Texas Custom Grills, LLC, dba FireDisc Cookers (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 19, 2022
Los Angeles, California

TEXAS CUSTOM GRILLS LLC DBA FIREDISC COOKERS
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 392,035	$ 227,404
Accounts Receivable, net	44,908	121,374
Inventory	727,765	1,350,032
Prepaids and Other Current Assets	283,751	229,257
Total Current Assets	**1,448,459**	**1,928,067**
Property and Equipment, net	12,224	30,801
Intangible Assets	24,354	26,845
Total Assets	**$ 1,485,036**	**$ 1,985,713**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 752,871	$ 901,882
Credit Card	26,023	14,408
Convertible Note	1,500,000	1,051,005
Current Portion of Promissory Note and Loans	500,000	-
Other Current Liabilities	35,984	55,459
Total Current Liabilities	**2,814,878**	**2,022,755**
Promissory Note and Loans	121,341	142,000
Total Liabilities	**2,936,219**	**2,164,755**
MEMBERS' EQUITY		
Members' Equity	(1,451,182)	(179,042)
Total Members' Equity	**(1,451,182)**	**(179,042)**
Total Liabilities and Members' Equity	**$ 1,485,036**	**$ 1,985,713**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 4,056,078	$ 3,590,575
Cost of Goods Sold	1,692,220	1,612,648
Gross Profit	2,363,858	1,977,927
Operating Expenses		
General and Administrative	1,929,313	1,653,866
Sales and Marketing	1,945,720	2,183,435
Total Operating Expenses	3,875,033	3,837,301
Operating Income/(Loss)	(1,511,174)	(1,859,375)
Interest Expense	85,632	17,013
Other Loss/(Income)	(135,666)	(19,564)
Income/(Loss) before provision for income taxes	(1,461,140)	(1,856,824)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,461,140)**	**$ (1,856,824)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	**$ (197,495)**
Capital Contribution	2,135,402
Capital Distribution	(260,125)
Net Income/(Loss)	(1,856,824)
Balance—December 31, 2020	**$ (179,042)**
Capital Contribution	375,000
Capital Distribution	(186,000)
Net Income/(Loss)	(1,461,140)
Balance—December 31, 2021	**$ (1,451,182)**

See accompanying notes to financial statements.

TEXAS CUSTOM GRILLS LLC DBA FIREDISC COOKERS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,461,140)	$	(1,856,824)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		18,577		18,577
Amortization of Intangible Assets		2,491		2,491
Changes in operating assets and liabilities:				
Accounts Receivable		76,466		29,420
Inventory		622,267		(932,370)
Prepaids and Other Current Assets		(54,494)		135,721
Accounts Payable		(149,011)		581,845
Credit Card		11,615		1,320
Other Current Liabilities		(19,476)		25,467
Net cash provided/(used) by operating activities		**(952,705)**		**(1,994,351)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(11,875)
Purchases of intangible assets		-		(20,079)
Net cash provided/(used) in investing activities		**-**		**(31,954)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		375,000		2,135,402
Capital Distribution		(186,000)		(260,125)
Borrowing on Promissory Note and Loans		500,000		142,000
Repayment of Promissory Note and Loans		(20,659)		
Borrowing on Convertible Notes		448,995		1,051,005
Borrowing on Line of Credit		-		(875,277)
Net cash provided/(used) by financing activities		**1,117,336**		**2,193,005**
Change in cash		164,631		166,700
Cash—beginning of year		227,404		60,703
Cash—end of year	**$**	**392,035**	**$**	**227,404**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	85,632	$	17,013
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Texas Custom Grills LLC DBA FireDisc Cookers was formed on August 23, 2010, in the state of Texas. The financial statements of Texas Custom Grills LLC DBA FireDisc Cookers (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Texas Custom Grills LLC DBA FireDisc Cookers is a national product designer, manufacturer, distributor, and retailer of innovative outdoor cooking products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $142,035 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to parts, accessories, cookers, apparel, food, and drink are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	7 years
Tooling	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and copyrights in connection with internally developed pending patents. When pending patents and copyrights are issued, patents and copyrights will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as fifteen years.

Other intangibles include trademark costs. Trademark costs will be amortized over period of fifteen years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its innovative outdoor cooking products.

Cost of sales

Costs of goods sold include the cost of parts, accessories, food, drink, seasoning, and retailer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $1,945,720 and $2,183,435, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Cookers	$ 466,298	$ 1,078,663
Parts & Accessories	226,554	229,377
Swag & Apparel	18,946	17,956
FireDisc Seasoning	13,874	21,289
Food & Drink	2,093	2,747
Total Inventory	**$ 727,765**	**$ 1,350,032**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid Insurance	$ 3,714	$ 1,810
Prepaid Expenses	280,037	227,448
Total Prepaids and Other Current Assets	**$ 283,751**	**$ 229,257**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Sales Taxes Payable	$ 15,625	$ 11,965
Accrued Donation	139	139
Accrued Payroll	964	26,384
Customer Advances	205	205
Accrued Purchases	19,051	16,765
Total Other Current Liabilities	**$ 35,984**	**$ 55,459**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Furniture and Equipment	$	38,151	$	38,151
Tooling		77,888		77,888
Vehicles		10,000		10,000
Property and Equipment, at Cost		**126,039**		**126,039**
Accumulated Depreciation		(113,815)		(95,238)
Property and Equipment, Net	**$**	**12,224**	**$**	**30,801**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $18,577 and $18,577 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Copyrights		250		250
Patent		21,915		21,915
Trademarks		15,206		15,206
Intangible Assets, at cost		**37,371**		**37,371**
Accumulated Amortization		(13,017)		(10,525)
Intangible Assets, Net	**$**	**24,354**	**$**	**26,845**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $2,491 and $2,491 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	2,491
2023		2,491
2024		2,491
2025		2,491
Thereafter		14,388
Total	**$**	**24,354**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Attack It Investments, LLC	63.7%
3CHA Oil & Gas, LLC	23.5%
Stephen Dunn	5.8%
Brandon Advertising, Inc.	3.5%
Western Run Partners, LLC	3.5%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 200,000	3.75%	2020	03/12/2051	$ 4,550	$ 4,550	$ -	$ 121,341	$ 121,341	$ 3,550	$ 3,550	$ -	$ 142,000	$ 142,000
Promissory Note -Attack It Investments, LLC	$ 500,000	6.00%	12/01/2021	03/31/2022	$ 2,500	$ 2,500	$ 500,000	$ -	$ 500,000					
Total					$ 7,050	$ 7,050	$ 500,000	$ 121,341	$ 621,341	$ 3,550	$ 3,550	$ -	$ 142,000	$ 142,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	4,045
2024	4,045
2025	4,045
Thereafter	109,207
Total	**$ 121,341**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Stephen Jaggard	$ 1,000,000	5.00%	02/01/2021	01/31/2022	$ 4,167	$ 4,167	$ 1,000,000	$ -	$ 1,000,000	$ -	$ -	$ -	$ -	$ -
Stephen Dunn	$ 500,000	5.00%	02/01/2021	01/31/2022	$ 22,917	$ 22,917	$ 500,000	$ -	$ 500,000	$ -	$ -	$ -	$ -	$ -
Stephen Jaggard	$ 250,000	5.00%	09/22/2020	03/31/2021	$ -	$ -	$ -	$ -	$ -	$3,125	$ 3,125	$ 251,005	$ -	$ 251,005
Stephen Jaggard	$ 400,000	5.00%	12/01/2020	05/31/2021	$ -	$ -	$ -	$ -	$ -	$1,667	$ 1,667	$ 400,000	$ -	$ 400,000
Stephen Dunn	$ 250,000	5.00%	09/22/2020	03/31/2021	$ -	$ -	$ -	$ -	$ -	$3,125	$ 3,125	$ 250,000	$ -	$ 250,000
Stephen Dunn	$ 150,000	5.00%	12/01/2020	05/31/2021	$ -	$ -	$ -	$ -	$ -	$ 625	$ 625	$ 150,000	$ -	$ 150,000
Total					$ 27,083	$ 27,083	$ 1,500,000	$ -	$ 1,500,000	$8,542	$ 8,542	$ 1,051,005	$ -	$ 1,051,005

The convertible notes are convertible into units at a conversion price. The conversion price is determined by dividing the balance by $1.00 per unit. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

On September 22, 2020, the Company issued convertible promissory note to one of its owners, Steve Jaggard, in the amount of $250,000, with an interest rate of 5% per annum, and a maturity date set on March 31, 2021.

On December 1, 2020, the Company issued convertible promissory note to one of its owners, Steve Jaggard, in the amount of $400,000, with an interest rate of 5% per annum, and a maturity date set on May 31, 2021.

On February 1, 2021, the Company issued amended and restated promissory note to reflect an increase in principal and extension of the term of the original note (the one dated on December 1, 2020, with Steve Jaggard) to one of its owners, Steve Jaggard, in the amount of $1,000,000, with an interest rate of 5% per annum, and a maturity date set on January 31, 2022.

On December 1, 2021, the Company issued the promissory note to Attack It Investments LLC (successor in interest via Assignment from Stephen Jaggard), in the amount of $500,000, with an interest rate of 6% per annum, and a maturity date set on March 31, 2022.

On September 22, 2020, the Company issued convertible promissory note to one of its owners, Stephen Dunn, in the amount of $250,000, with an interest rate of 5% per annum, and a maturity date set on March 31, 2021.

On December 1, 2020, the Company issued convertible promissory note to one of its owners, Stephen Dunn, in the amount of $150,000, with an interest rate of 5% per annum, and a maturity date set on May 31, 2021.

On February 1, 2021, the Company issued amended and restated promissory note to reflect an increase in principal and extension of the term of the Original Note (the one dated on December 1, 2020, with Stephen Dunn) to one of its owners, Stephen Dunn, in the amount of $500,000, with an interest rate of 5% per annum, and a maturity date set on January 31, 2022.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. On October 19, 2021, the Company amended lease agreement with BPREP Park 10 LLC to rent premises. The Company extended the lease agreement for a period of twelve months (until October 31, 2022) and agreed to pay a monthly base rent of $3,716.10.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	37,160
2023		-
2024		-
2024		-
Thereafter		-
Total Future Minimum Operating Lease Payments	**$**	**37,160**

Rent expenses were in the amount of $112,797 and $60,893 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 19, 2022, which is the date the financial statements were available to be issued.

On January 21, 2022, Stephen Jaggard ("Assignor") entered into the assignment of promissory note with Attack it Investments, LLC, a Texas limited liability company ("Assignee") for transfer of three convertible notes in the aggregate amount of $1,000,000.

On February 25, 2022, the SBA authorized the loan modification to Texas Custom Grills LLC in the amount of $200,000. The balance of principal and interest will be payable thirty years from the date of the Original Note (March 12, 2051). Interest will accrue at the rate of 3.75% per annum.

On March 9, 2022, the Company entered into Unit Agreements with Western Run Partners LLC and Brandon Advertising Inc., where Western Run Partners LLC shall provide the Company with the Services (as defined in the Consulting Agreement) in exchange for 189,000 units of the Company, and Brendon Advertising Inc. has already provided certain advertising services in exchange for 189,000 units of the Company. Both agreements are effective as of December 31, 2021.

On March 31, 2022, the Company extended the maturity of all Promissory Notes issued to its owners to August 31, 2022. Also, the interest rate charged on the unpaid principal amounts of these notes amended from 5% to 6%, or if at any time prior to repayment of any balance owed under the notes the Federal Reserve interest rate increase, then the interest rate on the notes shall also increase in an equal percentage amounts from the date of any such increase forward and until payment in full has been received.

On March 31, 2022, the Company entered into loan agreement with American Express Capital Terms, in the amount of $175,000, and set a maturity date of June 29, 2022.

On May 24, 2022, the Company entered into loan agreement with Amazon, in the amount of $56,000, and set a maturity date of May 24, 2023.

On May 31, 2022, the Company entered into license agreement with PR II LaCenterra LP for a revocable license for premises. The term of this agreement commences on July 1, 2022, and will expire on December 31, 2023. The Company will pay a license fee of $4,000 per month and an amount equal to 10% (percentage fee) of the excess of all gross sales and revenues made at the premises during each month during the term over $50,000.

On June 22, 2022, the Company entered into loan agreement with PayPal, in the amount of $110,000 and maturity date to be determined.

On August 17, 2022, the Company entered into loan agreement with Square Up in the amount of $23,000 and set a maturity date of February 24, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,511,174, an operating cash flow loss of $952,705, and liquid assets in cash of $392,035, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fire it up and Gather 'Round

INVEST IN FIREDISC® TODAY!

Headquartered in Katy, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FI... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FIREXDISC
Products that make cooking outside accessible, easy, and fun for everyone

Reasons to Invest

FIREDISC® has achieved over $15.7 Million in Gross Revenue with a proven Direct-to-Consumer business model. Our estimated Total Addressable Market is $11.2 Billion.

We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC® aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.

We have built a strong community of loyal customers including 25k+ SMS subscribers, 300k+ email subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube Channel.

source, source


TOTAL ADDRESSABLE MARKET
Market size
$11.2 Billion
Today, we estimate that 75% of U.S. households own a grill or smoker and combined with outdoor recreation (Camping & Hunting market) this represents a total addressable market of approximately 75 million households in the United States. The gas segment accounted for the largest BBQ market share and generated a revenue of $2.67 Billion in 2021. With approximately 41,322 FIREDISC®'s sold in the United States from 2017 to 2021, we estimate that our U.S. household penetration is less than 1% of this total addressable market. As a result, we believe the potential market opportunity is exponential (US and Abroad with the FIREDISC® style of cooking). We are confident that our competitive advantage (portability, versatility, ease of use combined with our unique cooking style will allow us to service immediate market opportunities beyond what we are currently servicing with the expansion of our brand and product line. **Not currently reflected in this TAM number is the addition of the RV, Fishing, Boating & Marine and Tailgating markets.


RACK UP smiles WHILE YOU COOK UP ANY MEAL
FIREXDISC


INVEST NOW

OVERVIEW

FIREDISC® Company Overview



Since launching in 2017, FIREDISC® has achieved over $15.7 Million in Gross Revenue with a proven Direct-to-Consumer business model. The FIREDISC® team, Headquartered in Houston, TX, has built a powerful following of brand loyalists throughout the nation – ranging from well-known outdoor enthusiasts to individuals who simply value products of unmatched quality, durability, and versatility. Now and in the years to come, FIREDISC® is focused on a persistent path to design superior products for people who love living life outdoors. Fire it Up and Gather 'Round.



OUR HISTORY

Growing up in Texas, brothers Hunter and Griff Jaggard were always avid outdoor enthusiasts, living an active lifestyle that included many hunting, fishing, camping, and tailgating adventures. But preparing breakfast, lunch, or dinner outside was always a pain point in an otherwise enjoyable excursion. Frustrated by the lack of adequate cooking tools and methods to prepare delicious meals for friends and family outdoors, the brothers reimagined what cooking outside could be… and it didn't take long to turn that commiseration into inspiration for a product that would go on to disrupt the barbecue and grill market.

The brother team set out to develop a solution: the world's most innovative portable cooker. Leaning on their Texas roots, they pursued a cooktop design based on Discada cooking, which lends itself to many types of cuisine preparations. While working full-time careers in commercial real estate, Hunter and Griff set aside time on nights and weekends to create what would ultimately become a high-tech outdoor portable cooking innovation that would finally provide a versatile option for outdoor cooking. Armed with a plow disc from a tractor and a welding shop for hire, the brothers set out to design an entirely new category of cooking that was portable yet bullet-proof and could out-cook and outlast any gas cooker or grill on the market.

In 2017, after many years of testing, innovation, and product improvement, the brothers made the decision to resign from their 15-year commercial real estate careers and focus on their passion. On that day, FIREDISC® was born.


FIREDISC Cookers can
cook anything
and be taken anywhere


Rookie griller
or retired chef
FIREDISC®
is for you


FIREXDISC

BRAND VALUE

At FIREDISC®, we are not just building great products, we are building a highly meaningful and valuable brand. By creating an entirely new category within the outdoor- cooking segment, we have proven that we can beat our competition by creating lasting value in the minds of our customers rather than lowering our price.

We continue to work extremely hard to build and grow equity in our brand by driving increased awareness and by delivering an exceptional customer experience that has resulted in positive customer perception and loyalty. We aggressively monitor our customer feedback loop and our online reputation.

FIREXDISC

NET PROMOTOR SCORE

	PERCENTAGE
DETRACTORS	3%
PASSIVES	4%
PROMOTORS	93%
TOTAL RESPONSES	100%

NPS SCORE	91


What is a good NPS score?
-100
0
30
70
100
NEEDS IMPROVEMENT (-100 - 0)
GOOD (0 - 30)
GREAT (30 - 70)
EXCELLENT (70 - 100)

*The above data is provided by Yotpo and is not a guarantee of future success.

Susan N. ★★★★★

I love the 36" height, the size of the disc & how easy it is to use & move, too. I would recommend!!!! Perfect for outdoor cooking!!!

On LIMITED EDITION FIREDISC - (CLEARANCE) 36" TALL Portable Propane Cooker

Tom W. ★★★★★

Easy to buy, easy to use. Please buy one. You won't regret it.

On FIREDISC

Mike H. ★★★★★

Easy online ordering and fast shipping. I have every accessory and absolutely love everything FIREDISC!

On FIREDISC

Adam S. ★★★★★

Great product! Solid made from high quality materials! Quick shipping and great price! Super happy with a purchase!

On LIMITED EDITION FIREDISC - (CLEARANCE) 36" TALL Portable Propane Cooker

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

JOIN THE FIREDISC NATION,

WHERE FANS

COME TOGETHER.

Twitter, Facebook, FIREDISC® Nation Facebook Group, Instagram, Pinterest, YouTube, Spotify, TikTok

Our brand value is also driven by our endless focus on innovation and product development. Innovation led us to create the first FIREDISC® Cooker, and we continue to apply the same principles to our ongoing product development. Armed now with years of experience and customer feedback, we have continued to evolve our existing products and apply what we have learned, along with new technologies, to develop new products.



WE BELIEVE FIREDISC® IS CREATING AN ENTIRELY UNIQUE PRODUCT CATEGORY FOR BBQ AND GRILL MARKETS



THE PROBLEM & OUR SOLUTION

High-tech, easy-to-use, portable cooking innovations


OFFERING PRODUCTS FOR A new way of cooking
FIREDISC
FIREDISC



Due to the portability of the FIREDISC® line of products we are seeing success in the following individual submarkets:


RV $114 Billion Market
The latest projection shows total 2021 RV shipments ranging between 565,848 and 586,281 units with the most likely year-end total being 576,065 units. That total would represent a 33.8% increase over the 2020 year-end total of 430,412 units. The RV industry had an overall economic impact to the US economy of $114 billion in 2019.
TAILGATING $55 Billion Market
Around 240 million people or 80% of Americans tailgate annually
BOATING & MARINE $170 Billion Market
The U.S. recreational boating industry generates $170.3 billion in annual economic impact.
CAMPING $5.4 Billion Market
An estimated 48 million households in the United States went camping in 2020, an increase of over six million from the previous year
BACKYARD & Barbecue $5.2 Billion Market
2021, the American barbecue grill market was valued at approximately 2.75 billion U.S. dollars. 75% of U.S. adults own a grill or smoker
FISHING $10.05 Billion Market
46 million licensed anglers generate over $10.5 billion in retail sales
HUNTING $890 Million Market
Enthusiasts spend at total of $890 million annually on hunting products and service
Target Audiences
• Salt & Freshwater Fisherman
• Recreational Boaters
• Hunters
• Backyard Chef
• Tailgaters
• RV Enthusiast
• Campers
• Urban Campers
• NASCAR / Racing Enthusiast
• Overland Enthusiast
• Outdoor Women
• The Active Mom

*source, source, source, source, source, source, source, source, source, source

• **EASE OF USE:** The FIREDISC® requires no nuts or bolts to put together. It can be taken out of the box and the customer can immediately get cooking, no matter where they are. This is a significant advantage over other grills on the market which require extensive setup, a plug, electricity, or a multitude of nuts or bolts and extensive hours of setup.

• **RELIABLE:** FIREDISC® delivers consistent results. We build a reliable product giving our customers consistent results in the backyard, beach, RV camp, or at tailgate. FIREDISC® has proven effective as an emergency cooking device during hurricane and disaster situations.


THE ULTIMATE EMERGENCY COOKER
THE ULTIMATE EMERGENCY PROPANE COOKER
• BOILS WATER
• HEAT CANNED FOOD DIRECTLY ON THE SURFACE
• COOK LARGE VOLUMES OF FOOD QUIKLY
• COLLAPSES FLAT TO FIT QUICKLY IN BOAT, RV, CANOE, TRUNK OF CAR, WILL HANG UP ON WALL OF SHELTER
• WORKS ON SMALL 16.4 OZ PROPANE TANK AS WELL AS 20 LB PROPANE TANKS (WITH ADAPTER HOSE)
• HEAVY DUTY, POWDER COATED
• VERSATILE 22 INCH COOKING SURFACE THAT CAN SEAR, BOIL, FRY AND MORE
POWDER COATED
36" TALL
SURE FLAME BURNER™
REGULATOR
STORAGE
CLEAN BURNING
NO ASSEMBLY REQUIRED
HURRICANE TESTED
HURRICANE PROVEN
FIREXDISC
BUILT TO HAUL, COOKS IT ALL

• **VERSATILITY:** The FIREDISC® can grill, blacken, steam, sear, fry, simmer, boil, giving customers the ability to create a wide variety of meals.

• **TASTE:** FIREDISC® offers a unique "seasoned surface effect" inherent in our products that the competitors don't offer. The more you cook on the surface the more seasoned the grill gets offering a unique taste platform that improves over time. The FIREDISC® cooking surface compared to smoke & hard to control the open flame, can cook delicious beef, pork, poultry, vegetables, and seafood which can also suit numerous eating styles and diets including paleo, ketogenic, vegetarian, vegan, and gluten-free to name a few.



• **PORTABILITY:** FIREDISC® products are meant to travel with easy set-up and takedown. We are competitive in the backyard, as well as outside the backyard because our products are made to go where the customer goes. This is a huge advantage over grills that don't travel. We can service the RV and Tailgate crowd with our style of cooking as easy as we service the family in the backyard.

• **SCALABILITY:** We believe our rapidly growing brand equity is strong enough that consumers will follow us into other categories which may include in-the-kitchen products, outdoor and camping products, farm-to-table meats, as well as other related categorically similar market segments. We have many of these products already designed and ready to go into production.


SUPPLY Chain
SCALABLE INFRASTRUCTURE TO SUPPORT GROWTH
We have made significant investments in our cloud-based supply chain infrastructure and built a scalable "plug and play" system providing a seamless "factory to family" experience. Our global supplier partners provide the needed inventory to stock our warehouse while our integrated ERP technology electronically receives customer orders, communicates direct to our domestic 3PL network to pack, pick, and ship the products our customers desire while providing exceptional customer service demanded by the Direct-to-Consumer market. By utilizing an outsourced 3PL organization with over 34 warehouses in 12 different markets coupled with their proprietary software we can exponentially expand externally while limiting the internal resources needed which results in large economies of scale to capture a tremendous value add opportunity. Our current platforms include:
WOOCOMMERCE ECOMMERCE
ORACLE/NETSUITE ERP
SMART WAREHOUSE 3PL SERVICES
SMART WAREHOUSE INFORMATION MANAGEMENT SYSTEMS [SWIMS]
FIREDISC® CURRENTLY SOURCES INVENTORY FROM FACTORY RELATIONSHIPS WITH SEVERAL VENDORS
Due to the supply chain concerns, FIREDISC® began to search for additional manufacturing partners and is working on securing new manufacturing partners outside of China. We are currently exploring partners in Mexico, Vietnam, India and Taiwan with the goal of off-setting supply chain risk as well as reducing the cost of our core products.

• **COMMUNITY:** The FIREDISC® brings the "Gather Round" mentality to our customers by bringing friends, family, and neighbors together for memorable meals. These memorable experiences are collectively shared with the FIREDISC® community across our social platforms to support community members with recipe ideas, tips & FIREDISC® fan photos. FIREDISC® customers feel and know that they are part of the FIREDISC® family.

• **ASPIRATIONAL:** The FIREDISC® brand represents a lifestyle, not just a grill or cooker. We know that FIREDISC® fans wear FIREDISC® apparel and join our fast-growing community social media groups because they want to be associated with the FIREDISC® brand and community. When they cook with FIREDISC® they are the HERO.

• **FIREDISC® FLAGSHIP STORE:** Our new FIREDISC® branded store in Katy, TX offers FIREDISC® customers in the Houston area a unique branded experience and consumer engagement that strengthen the consumers' connection with the FIREDISC® brand. We believe that the physical experience of our branded retail store could be an opportunity to expand the DTC experience should we decide to expand upon this initial test store in the future. If you are in the area, come on by!


FIREDISC® Flagship Store

When it comes to our business model, our growth strategy is utilized in the following categories:

- Direct To Consumer
- Wholesale
- Corporate
- Marketplace/ Amazon


FIRE DISC
Target Markets
DIRECT TO CONSUMER 55%
WHOLESALE 31%
CORPORATE 2%
MARKETPLACE /AMAZON 12%
Know before we go — data as weapons · To be our own best media company · Create engagement platforms that pull customers to our brand · Have a challenger, disruptive brand attitude · Empower and reward our customers to engage, share and refer · Be modern-day storytellers · Measure and optimize · Make it easy · Harvest intent


WHAT MAKES A FIREDISC,
A FIREDISC?
COLLAPSIBLE
3-piece construction disassembles within seconds (no tools or hardware required)
22" COOKING SURFACE
Can cook 8 hamburgers or 4 lbs. of fajitas
5-GALLON CAPACITY
You can cook soups, stews or chili and deep fry, too
PROPANE FUELED
Accepts both 16.4 oz. canisters (for maximum portability) or 20 lb. tank (requires adapter)
SEASONED EFFECT
Seasons like a cast-iron skillet for great taste, non-stick cooking and easy cleanup
1-MINUTE CLEANUP
Cleans up quickly with just water
SURE FLAME BURNER™
Premium, reliable burner won't let you down in the middle of nowhere
HEAT RING Deep Only
5-inch-tall ring contains food, retains heat
SURFACE ANGLING
Optimal pitch drains excess grease to the middle for healthier cooking.
HEAT ZONES
Three temperature zones allow you to keep food warm while other food cooks.
FLEXIBLE STAND
Legs bend to accommodate uneven surfaces
ULTRA-HIGH CARBON STEEL
Built so well it will last for generations
POWDER COATED
High-heat powder coated at 450° F
DISC GRIPS
Fire-retardant Disc Grips™ handles secured with stainless-steel lock-tight screws
& SO MUCH MORE!


FIRE DISC

FIREDISC® *cookers*

PRODUCT:
FIREDISC® – SHORT 24"

SIZE: 24" (*this is height)

AVAILABLE COLORS: Fireman Red/Jet Black

WIDTH OF THE DISC: 22" in diameter
(*This is standard across all FIREDISC® products)

PRODUCT:
FIREDISC® – TALL 36"

SIZE: 36" (*this is height; 3" is countertop height)

AVAILABLE COLORS: Fireman Red/Jet Black

WIDTH OF THE DISC: 22" in diameter
(*This is standard across all FIREDISC® products)


THE ORIGINAL FIREDISC®
24" SHORT PORTABLE PROPANE COOKER
THE ORIGINAL FIREDISC®
36" TALL PORTABLE PROPANE COOKER

FIREDISC® *accessories*



ULTIMATE GRIPPING WEAPON | ULTIMATE FLIPPING WEAPON | ULTIMATE COOKING WEAPON | ULTIMATE FRYING WEAPON | ULTIMATE FORKING TOOL



FLAT-TOP LID | STEAMING GRATE | STEAMING GRATE | 4" CONVERSION ADAPETER HOSE



FIREDISC DISC SAC BOWL COVER | FIREDISC UNIVERSAL COVER

COOKER *Bundles*



ACCESSORY BUNDLE

ULTIMATE BACKYARD BUNDLE

ULTIMATE TAILGATING BUNDLE

ULTIMATE CAMPING RV BUNDLE

ULTIMATE SPORTSMAN BUNDLE

FIREDISC® *seasonings*



FIREDISC® *emblems & decals*


CAPTAINS FOR
CLEAN WATER

25 styles of Emblems & Decals
to decorate your cooker

FIREDISC® *gear & gifts*



FIREDISC® waygu craft meat

products provided by R-C RANCH






FIRE UP

WAGYU

WAGYU




PERKS

invest in FIREDISC®

TIER 1 $250+

- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker

TIER 2 $500+

- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker
- 1-Livin the life FIREDISC
- Koozie 3 Pack
- 1-FIREDISC Seasoning
- 1-Accessory 10% off FIREDISC products for 1 year

TIER 3 $1,000+

- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker
- 1-Livin the life FIREDISC Koozie 3 Pack
- 1-FIREDISC Decal 3 Pack
- 1-FIREDISC Seasoning 2 Pack
- 1-Accessory
- 15% off FIREDISC products for 1 year

TIER 4 $5,000+

- 5% Bonus Shares
- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker
- 1-Livin the life FIREDISC Koozie 3 Pack
- 1-FIREDISC Decal 3 Pack
- 1-FIREDISC Seasoning 2 Pack
- 1-Accessory Bundle 2 Pack
- 20% off FIREDISC products for 1 year

TIER 5 $10,000+

- 10% Bonus Shares
- 1-Exclusive FIREDISC Hat
- 1-ExclusiveFIREDISC Sticker
- 1-Livin the life FIREDISC Koozie 3 Pack
- 1-FIREDISC Decal 3 Pack
- 1-FIREDISC Seasoning 5 Pack
- 1-Accessory Bundle 3 Pack
- 1-e-Recipe Cookbook
- 1-FIREDISC Cooker
- 25% off FIREDISC products for 1 year

TIER 6 $20,000+

- 15% Bonus Shares
- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker
- 1-Livin the life FIREDISC Koozie 3 Pack
- 1-FIREDISC Decal 3 pack
- 1-FIREDISC Seasoning 5 Pack
- 1-Accessory Bundle 4 Pack
- 1-e-Recipe Cookbook
- 1-FIREDISC Cooker
- 25% off FIREDISC products for 1 year
- 1-FIREDISC COUNTRY MUSIC PACKAGE TIER 5 - Exclusive All Expenses Paid 1 Night Trip for 2 to see Claudia Hoyser Perform and a backstage Pass.

TIER 7 $50,000+

- 20% Bonus Shares
- 1-Exclusive FIREDISC Hat
- 1-Exclusive FIREDISC Sticker
- 1-Livin the life FIREDISC Koozie 3 Pack
- 1-FIREDISC Decal 3 Pack
- 1-FIREDISC Seasoning 5 Pack
- 1-Accessory Bundle 5 Pack
- 1-e-Recipe Cookbook
- 1-FIREDISC COOKER
- 25% off FIREDISC products for 1 year
- 1-FIREDISC OWNERS FISHING PACKAGE TIER 7 - Exclusive All Expenses Paid 2 Night Fishing Trip for 2 with Legendary Captain C.A. Richardson and the FIREDISC founders at the Cajun Fishing Adventures in Venice, LA.



FIREDISC Hat



1-Accessory Bundle 2 Pack



Seasoning 2 Pack

TIER 6 1-FIREDISC COUNTRY MUSIC PACKAGE TIER 6

Exclusive All Expenses Paid 1 Night Trip for 2 to see Claudia Hoyser Perform and a backstage Pass.


CLAUDIA HOYSER

TIER 7 1-FIREDISC OWNERS FISHING PACKAGE TIER 7

Exclusive All Expenses Paid 2 Night Fishing Trip for 2 with Legendary Captain C.A. Richardson and the FIREDISC founders at the Cajun Fishing Adventures in Venice, LA.


CAJUN

FIREDISC®, Claudia Hoyser, Captain C.A. Richardson, Cajun Fishing Adventures

**All perks occur when the offering is completed*

INVEST NOW

THE MARKET & OUR TRACTION

75% of U.S. households own a grill or smoker, while the global barbecue market was valued at 5.2 billion in 2020

Combined with outdoor recreation, this represents a total addressable market of approximately 75 million households in the United States - an estimated $11.2 Billion market (source). Also, over the next five years, the global barbeque market is expected to grow by an additional 1.5 billion at a compound annual growth rate of 5.08% (source).


75 million households
The outdoor recreation total addressable market in the United Sates

With approximately 41,322 FIREDISC® cookers sold in the United States from 2017 to 2021, we believe the potential market opportunity is exponential. We believe our competitive advantage of portability, versatility, and ease of use - combined with our unique cooking style - will allow us to service immediate market opportunities, helping us expand our brand and product line.



Our Traction

- ***20% CAGR*** between 2018-2021
- ***500 stores*** in 44 states
- ***66% of our business*** is DTC as of 2021
- ***11,077 cookers sold,*** 18% YOY unit growth within 2021
- ***38,622 accessories sold,*** 33% YOY unit growth within 2021
- Growing community of ***over 145k loyal brand enthusiasts, 300,000+ email subscribers***
- ***$15.7 Million in revenue*** since 2017

Key Accounts

.COM - CHANNEL PARTNERS

Lowe's · GOV X · EXCHANGE · BBQGUYS · amazon.com

Top Wholesale Dealers

ACE · Buc-ee's · ORGILL · GEBO'S · Do it Best · UNITED HARDWARE · Dunham's Sports · BERING'S · SIERRA · True Value

National Sales Coverage



PRESS RELEASES, ARTICLES & SOCIAL MEDIA

FIREDISC® IS BEING ADVERTISED WITH THE MAJOR BRANDS AND MARKET PLAYERS


FIREDISC® Cookers to Open Flagship "Destination" Retail Store in Katy



INSIDE TAILGATING

The New York Times

POPULAR MECHANICS

Additionally, our team prioritizes our customers not only by listening to their feedback and providing high-quality, innovative products, but also creating spaces that FIREDISC® enthusiasts can come together, and share their FIREDISC® adventures and experiences. We are proud to have built a loyal community that has been built through social media outlets, as well as email and SMS.

Let's take a look at the numbers of our growing community base:

- 101k+ Facebook followers
- 11k+ 'FIREDISC® Nation' - Facebook Group members
- 30k+ Instagram followers
- 3k+ YouTube Subscribers
- 25k+ SMS subscribers
- 300k+ email subscribers


SMS
SMS SUBSCRIBERS
25K+
EMAIL SUBSCRIBERS
300K+
FIREDISC® SOCIAL COMMUNITY
145K+





FIREDISC® is dedicated to the protection of its intellectual property. FIREDISC® has several issued patents, trademarks as well as multiple pending patent applications before the U.S. Patent and Trademark Office.

PATENT PORTFOLIO

Cookers:

U.S Patent Nos. 10,208,889, 10,791,873, D773,229, D791,527, D825,975, D951,016 and several patents pending.

Accessories:

U.S Patent Nos. D843,781, D823,653, D944,616, D937,990 and several patents pending.

Parts:

U.S Patent Nos. D937,990, D944,616, and several patents pending.

TRADEMARK PORTFOLIO

Marks:

FIRED UP, ULTIMATE GRIPPING TOOL, ULTIMATE FORKING TOOL, Born on Date, Gather 'Round, GAUGINATOR, Built to Haul, Cooks It All, FIREDISC Cookers, QUICK DRAIN TECHNOLOGY, ULTIMATE COOKING WEAPON, ULTIMATE FRYING WEAPON, Fire Camo, Fire Mask, GO EVERYWHERE, BIG RED DISC, FIRE DISC GRILLS, The New Way to Grill!, Quality You Can Cook On!

INTERNATIONAL TRADEMARK PORTFOLIO WIPO - MADRID

Mark:

FIREDISC

Country:

AU, New Zealand, Mexico, EU, China, Japan

WHY INVEST

Going beyond making great products, we are building a highly meaningful and valuable brand

With an infrastructure and distribution network already built, we are already bringing this value to our customers, increasing our loyal following every day. This raise will go towards future marketing, inventory, advertising, and the execution to keep going and growing.



Help us continue to reimagine what outdoor cooking could be
FIREDISC

Armed now with years of experience and customer feedback, we have continued to evolve our existing products and apply what we have learned, along with new technologies, to develop new products.



5-Year PRODUCT PIPELINE
In 2022-2025, FIREDISC PLANS TO RELEASE 9 CORE PRODUCTS AND 11ACCESSORIES IN THE COMING YEARS


FIREDISC®
THE END RESULT IS INCENTIVE ENOUGH

**The copy in this image is referring to the delicious food that FIREDISC® is capable of cooking up, and is not a guarantee for future success.*

Together, we can continue to reimagine what outdoor cooking should be - benefiting families and friends all around. Invest in FIREDISC® today!

INVEST NOW

FireDisc Cooker 17b Disclosure

ABOUT

HEADQUARTERS
2717 Commercial Center Blvd #D110
Katy, TX 77494

VALUATION
$25.5M

Headquartered in Katy, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

TEAM

Hunter Jaggard
CEO, Director and Co-Founder

Mr. Hunter Jaggard is the Co-Founder and the Chief Executive Officer of the Company. Mr. Jaggard is a superior business leader with an excellent reputation accomplished through his 20 years of business development, sales experience, leadership, public speaking, and proven results in the consumer products industry.

From 08/23/2010 at 40 hours per week, Hunter was the CEO & Co-Founder at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Hunter now spends 40 hours per week at his primary job as the CEO & Co-Founder of FIREDISC, INC.

Griff Jaggard
President, Director and Co-Founder

Griff Jaggard is the Co-Founder & President of the Company. Griff is a hands-on, energetic, results-driven executive with superior communication skills. Griff has a very broad understanding and knowledge of sales, advertising, marketing and product innovation. Griff has brought a wealth of talent to the Company from the start.

Since the Company’s inception in August of 2010 and in conjunction with Co-Founder & CEO Hunter Jaggard, Griff has also been responsible and instrumental in the design and development of the Company’s unique and innovative product lines, intellectual property protection, business model formulation, product manufacturing, and diverse retail strategies as well as all of the Company’s sales and distribution efforts. Griff keeps FireDisc in the lead of the finest marketing and branding through his leadership in the outdoor industry.

From 08/23/2010 at 40 hours per week, Griff was the President, Marketing Director & Co-Founder at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Griff spends 40 hours per week now at his primary job as the President & Co-Founder of FIREDISC, INC.

Stephen Dunn
COO, CFO and Director

Mr. Stephen Dunn is the Chief Operating Officer of the Company. Mr. Dunn is a results-oriented professional with 33 years of operational experience.

Mr. Dunn has held numerous increasing titles of responsibility for Vantex Commercial Property Group, based in Houston, Texas. From 1989 through 2016, as Executive Vice President/Partner, Mr. Dunn has been responsible for numerous projects and operations including the new development and construction of 5 million square feet of distribution / office service center projects throughout Houston and San Antonio. His duties have included the selection of architects and engineers, design consultation, site due diligence, development and review of construction plans and specifications, preparation and distribution of bid documents to contractors, bid reviews, contractor selections, and all phases of construction. In addition, Mr. Dunn supervised and managed all tenant improvement projects as well as their sales activities and the disposition of the leased development projects to buyers. During this period, a net profit of over $40 million dollars was delivered back to the parent company, Vantage Companies located in Dallas, Texas.

From 04/16/2016 at 40 hours per week, Stephen was the COO & CFO at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Stephen's, primary job at 40 hours per week now resides as the COO & CFO of FIREDISC, INC.

Glen Kazerman
Partner / Board of Advisors

• Founded Western Run Partners' an investment management firm that identifies, acquires and/or invests in basic businesses • Proven C–level executive of global software companies for 25+ yrs. • $150M in multiple successful exits as CEO, raised over $250M in public and private equity markets • Former member of Ernst and Young's Entrepreneurial Services Group • Deep expertise in global sales, marketing, and market development

From 01/01/2021 at 10 hours per week, Glen was on the Board of Advisors at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Glen's, primary role at 10 hours per week now resides as a member of the Board of Advisors at FIREDISC, INC.

Scott Brandon
Partner / Board of Advisors

With the mind of an entrepreneur and a heart for innovation, Scott has grown The Brandon Agency into a Southeastern powerhouse with over 100 employees in four offices across the U.S. As a highly sought-after strategist and business-minded visionary, he has helped develop and grow brands such as YETI Coolers, Southern Tide, CresCom Bank, Williams Knife Co., and Fish Hippie.

From 01/01/2021 at 10 hours per week, Glen was on the Board of Advisors at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Glen's, primary role at 10 hours per week now resides as a member of the Board of Advisors at FIREDISC, INC.

Stephen Jaggard
Partner / Board of Advisors

Mr. Jaggard served as President and CEO of Vantage Houston, LLC. Vantage Houston was a commercial development firm specializing in warehouse and distribution properties. Mr. Jaggard's primary responsibility was to seek out development opportunities in Houston, San Antonio, and Austin. In addition, he oversaw the acquisition, financing, design and construction, leasing, management, and ultimate disposition of the properties. Mr. Jaggard developed over 6 million sq. ft. of industrial warehouse space. Steve Jaggard was a defensive back at the University of Memphis and was inducted into their hall of fame and was drafted by the NFL Franchise Philadelphia Eagles.

From 06/01/2016 at 10 hours per week, Steve was a Director at Texas Custom Grills, LLC dba FireDisc Cookers until 10/06/2022. As of 10/06/2022, Steve's, primary role at 10 hours per week now resides as the Director of FIREDISC, INC.

TERMS

FIREDISC®

Overview

PRICE PER SHARE **$3.66**	VALUATION **$25.5M**
DEADLINE **Feb 14, 2023**	AMOUNT RAISED **$0.00**

Breakdown

MIN INVESTMENT **$248.88**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,234,997.46**	ASSET TYPE **COMMON**
MIN NUMBER OF SHARES OFFERED **2,732**	SHARES OFFERED **Common Stock**
	MAX NUMBER OF SHARES OFFERED **337,431**

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**FIREDISC, INC.**
Corporate Address :	**2717 Commercial Center Blvd #D110, Katy, TX 77494**
Offering Minimum :	**$9,999.12**
Offering Maximum :	**$1,234,997.46**
Minimum Investment Amount (per investor) :	**$248.88**

Terms

Offering Type :	**Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **2,732**

Maximum Number of Shares Offered : **337,430**

Price per Share : **$3.66**

Pre-Money Valuation : **$25,500,000.00**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Perks/Bonuses

Time-Based:

Friends and Family Early Birds

Invest $250.00 within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250.00 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $250.00 within the first two weeks and receive an 10% bonus shares

Amount-Based:

$250+ | TIER 1

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

$500+ | TIER 2

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Seasoning

1-Accessory

10% off FIREDISC products for 1 year

$1,000+ | TIER 3

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 2 Pack

1-Accessory

15% off FIREDISC products for 1 year

$5,000+ | TIER 4

5% Bonus Shares

1-Exclusive FIREDISC Hat

1-ExclusiveFIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 2 Pack

1-Accessory Bundle 2 Pack

20% off FIREDISC products for 1 year

$10,000+ | TIER 5

10% Bonus Shares

1-Exclusive FIREDISC Hat

1-ExclusiveFIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 3 Pack

1-e-Recipe Cookbook

1-FIREDISC Cooker

25% off FIREDISC products for 1 year

$20,000+ | TIER 6

15% Bonus Shares

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 4 Pack

1-e-Recipe Cookbook

1-FIREDISC Cooker

25% off FIREDISC products for 1 year

1-FIREDISC COUNTRY MUSIC PACKAGE TIER 5 - Exclusive All Expenses Paid 1 Night Trip for 2 to see Claudia Hoyser Perform and a backstage Pass.

$50,000+ | Tier 7

20% Bonus Shares

1-Exclusive FIREDISC Hat

1-Exclusive FIREDISC Sticker

1-Livin the life FIREDISC Koozie 3 Pack

1-FIREDISC Decal 3 Pack

1-FIREDISC Seasoning 5 Pack

1-Accessory Bundle 5 Pack

1-e-Recipe Cookbook

1-FIREDISC COOKER

25% off FIREDISC products for 1 year

1-FIREDISC OWNERS FISHING PACKAGE TIER 7 - Exclusive All Expenses Paid 2 Night Fishing Trip for 2 with Legendary Captain C.A. Richardson and the FIREDISC founders at the Cajun Fishing Adventures in Venice, LA.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FIREDISC, INC. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.66 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $366. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled “Administrative Expenses” not strictly for administrative purposes. Inter company debt or back payments. Vendor payments.

PRESS

Wirecutter - A New York Times Company

The 4 Best Camping Stoves of 2022

View Article

Texas Tech University

Alumni Transform Devastating Diagnosis Into Lives of Helping Others. After a Texas Tech sophomore learned he had multiple sclerosis, he and his brother started a team and a company dedicated to giving back.

View Article

Durability Matters

Review: The Original FIREDISC 24" Tall Portable Propane Cooker Article

View Article

The Outdoor Wire

FIREDISK Donates Cookers to Katy, Texas Fire Department

View Article

Los Angeles Times

Looks like a wok, but it's actually a converted plow disc. Meet the discada, 'like a cast-iron skillet on steroids.'

View Article

Show More Press

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In today's fast paced world, time with friends and family is more valuable than ever. Meet FIREDISC, the original portable propane cooker. It sets up in seconds, fires up fast and cooks anything you throw at it. Whether it’s a quick meal at home, or a big gathering on the weekend, FIREDISC has you covered. Take your kitchen outside and enjoy everything that makes good food...great. FIREDISC ... FIRE it up and Gather 'Round.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIREDISC Cookers

FIREDISC®'s | *Fire it up and Gather 'Round*

https://www.firediscookers.com/

Description of Business

Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.
- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team

Hunter Jaggard: CEO and Co-Founder, LinkedIn

Griff Jaggard: President and Co-Counder, LinkedIn